UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-49908

CytoDyn Inc.(1)

(Exact name of registrant as specified in its charter)

1111 Main Street, Suite 660

Vancouver, Washington 98660

(360) 980-8524

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

Not Applicable

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One (1)

(1)

On November 16, 2018, CytoDyn Operations Inc. (formerly CytoDyn Inc.), a Delaware corporation (“Old CytoDyn”), effected a holding company reorganization under Section 251(g) of the Delaware General Corporation Law (the “Holding Company Reorganization”), pursuant to which Point Merger Sub Inc., a Delaware corporation and then a wholly-owned subsidiary of CytoDyn Inc. (formerly Point NewCo Inc.), a Delaware corporation (“New CytoDyn or the “Registrant”) was merged with and into Old CytoDyn, with Old CytoDyn surviving as a wholly-owned subsidiary of New CytoDyn. New CytoDyn changed its name from “Point NewCo Inc.” to “CytoDyn Inc.” and Old CytoDyn changed its name from “CytoDyn Inc.” to “CytoDyn Operations Inc.” In connection with the Holding Company Reorganization, all of the outstanding capital stock of Old CytoDyn (including any convertible debt, warrants, stock options, or other rights to acquire the same) was converted automatically, on a share-for-share basis, into equivalent capital stock of New CytoDyn (and rights to acquire the same). The Holding Company Reorganization constitutes a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of Old CytoDyn, which is now a wholly-owned subsidiary of New CytoDyn, under the Exchange Act, and does not affect the reporting obligations of New CytoDyn, which is the successor to Old CytoDyn under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, CytoDyn Inc. has caused this certification / notice to be signed on its behalf by the undersigned duly authorized person.

CYTODYN INC.

Date: December 3, 2018	By:	/s/ Michael D. Mulholland
	Name:	Michael D. Mulholland
	Title:	Chief Financial Officer